中國海洋石油有限公司

CNOOC LIMITED

August 21, 2017

Mr. Roger Schwall

Mr. Ethan Horowitz

Ms. Wei Lu

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4628

Washington, D.C. 20549

U.S.A.

Re:	CNOOC Limited

Form 20-F for Fiscal Year Ended December 31, 2016

Filed April 21, 2017

Supplemental Response Dated July 6, 2017

File No. 001-14966

Dear Messrs. Schwall and Horowitz and Miss Lu:

CNOOC Limited (the “Company”) acknowledges receipt of a comment letter from the staff of the Securities and Exchange Commission (the “SEC”) dated August 15, 2017 with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2016 and the Company’s Supplemental Response dated July 6, 2017.

The Company has carefully reviewed and considered the staff’s comments, and is in the process of preparing a response to these comments. Regrettably, the Company believes that it will not be in a position to respond to the staff’s comments within ten business days, as requested by the staff. It would need additional time to collect sufficient information and perform thorough analysis. In addition, the Company is now preparing the 2017 interim results that are to be announced in August 2017 and the 2017 interim report that is to be published in September 2017. The Company expects to be in a position to respond to the staff’s comments by September 20, 2017 and appreciates the staff’s accommodation in this regard.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me by fax at (86-10) 8452 1441 or by email at zhonghua@cnooc.com.cn or Mr. Li He of Davis Polk & Wardwell LLP by telephone at (86-10) 8567-5005 or by email at li.he@davispolk.com. Thank you very much for your assistance.

Sincerely,

/s/ Hua Zhong

Name: Hua Zhong

Title: Chief Financial Officer

cc:	Li He, Davis Polk & Wardwell LLP